

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

Guillermo Trias
Chief Executive Officer/President of the Sponsor
Tidal Commodities Trust I
c/o Toroso Investments, LLC
234 West Florida Street, Suite 203
Milwaukee, WI 53204

        Re: Tidal Commodities Trust I
              Amendment No. 5 to Registration Statement of Form S-1
              Filed March 5, 2024
              File No. 333-276254

Dear Guillermo Trias:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1.   Refer to your response to comment 1 in our January 17, 2024 comment letter. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets